[ATLANTIC GULF LOGO]
                             2601 S. Bayshore Drive
                              Miami, Florida 33133

                             _________________, 1997


Dear Stockholder:

            You will find enclosed the Prospectus and other materials relating to the Rights Offering by Atlantic Gulf Communities Corporation (the "Company").

            Please carefully review the Prospectus which describes how you may participate in the rights offering. As indicated in the Prospectus, there is a limited period of time, up to and including the Expiration Date (August __, 1997), during which you will be able to purchase the securities offered.

SUMMARY OF THE TERMS OF THE OFFERING

o You will receive .10274 of a transferrable right (the "Rights") for each share of Company common stock ("Common Stock") you owned on the Record Date (June 20, 1997).

o You may purchase units ("Units") in integral multiples of three Units, each Unit consisting of one share of Series B 20% Cumulative Redeemable Convertible Preferred Stock and warrants to purchase two shares of Common Stock, for each Right you receive, at a Subscription Price of $10.00 per Unit.

o Stockholders on the Record Date who have fully exercised the Rights issued to them may subscribe for additional Units through the Oversubscription Privilege. If such oversubscriptions exceed the number of Units available, Units will be allocated to those stockholders who oversubscribe, based upon the number of Units such holders subscribed for pursuant to the basic subscription privilege, as more fully described in the Prospectus.

o           The Rights Offering expires on August __, 1997.

o           The Rights are transferrable in integral multiples of three Rights.
            It is anticipated that the Rights will be quoted for trading on the NASDAQ National Market System until the close of business on the last National Market System trading day preceding the Expiration Date, as more fully described in the Prospectus. Rights may be purchased or sold through usual investment channels, including banks and brokers.


            If your Common Stock held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.


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            Please decide if you would like to subscribe for Units. Those stockholders who do not take any action will experience a dilution in the value of their Common Stock and a reduction in their proportionate interest in the Company.

            On behalf of the Board of Directors, we thank you for your support and confidence and look forward to continuing to serve you.

                                          Sincerely,



                                          Chairman of the Board


            If you have any questions concerning the Rights Offering, please feel free to telephone the Information Agent for the Rights Offering, American Stock Transfer & Trust Company, at (800) [___________].